Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

REGADO BIOSCIENCES, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Regado Biosciences, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Regado Biosciences, Inc. The Corporation was incorporated under the name “Quartet Biosciences, Inc.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 19, 2001. The Fifth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 18, 2012 (the “Amended and Restated Certificate of Incorporation”).

2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to increase the authorized shares of the Corporation’s common stock and to effect a reverse stock split of the Corporation’s common stock by deleting paragraph A of Article IV, and replacing such paragraph with the following:

“A. Classes of Stock. The Corporation is authorized to issue two (2) classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of capital stock that this Corporation shall have authority to issue is Six Hundred Ninety-Eight Million Three Hundred Sixty-Three Thousand Two Hundred Ninety-Nine (698,363,299) shares. The total number of shares of Common Stock this Corporation shall have authority to issue is Five Hundred Million (500,000,000) shares, $0.001 par value per share (the “Common Stock”). The total number of shares of Preferred Stock this Corporation shall have authority to issue is One Hundred Ninety-Eight Million Three Hundred Sixty-Three Thousand Two Hundred Ninety-Nine (198,363,299) shares, $0.001 par value per share, of which (a) Five Million Seven Hundred Ninety-Eight Thousand One Hundred Seventy-Eight (5,798,178) shares shall be designated Series A Preferred Stock (the “Series A Preferred Stock”), (b) Sixteen Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Five (16,666,665), shares shall be designated Series B Preferred Stock (the “Series B Preferred Stock”) (c) Seventeen Million Thirty-Seven Thousand Thirty-Seven (17,037,037) shares shall be designated Series C Preferred Stock (the “Series C Preferred Stock”), (d) Seventy-One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (71,666,667) shares shall be designated Series D Preferred Stock (the “Series D Preferred Stock”), and (e) Eighty-Seven Million One Hundred Ninety-Four Thousand Seven Hundred Fifty-Two (87,194,752) shares shall be designated Series E Preferred Stock (the “Series E Preferred Stock,” and together with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock, the “Series Preferred Stock”).

Effective upon the effective time of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation (the “Split Effective Time”), every sixteen and seven-tenths (16.7) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Split Effective Time shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation. Notwithstanding the foregoing, there shall be no fractional shares of Common Stock issued in connection with the reclassification of Common Stock effected hereby. In lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), such stockholder shall be entitled to receive a cash payment equal to the fair value of one share of Common Stock as determined by the Board of Directors of the Corporation multiplied by such fraction. From and after the Split Effective Time, certificates representing shares Common Stock issued and outstanding prior to the Split Effective Time shall represent the number of whole shares of Common Stock after the Split Effective Time into which such shares Common Stock shall have been reclassified pursuant to this Certificate of Amendment of the Amended and Restated Certificate of Incorporation and the right to receive cash in lieu of fractional shares as provided herein. Upon surrender by stockholders of certificates representing shares of Common Stock issued and outstanding prior to the Split Effective Time, a new certificate representing shares of Common Stock issued and outstanding after the Split Effective Time and cash in lieu of fractional shares, if any, will be issued to such stockholders.”

3. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4. The foregoing amendments were duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment and the amendments to the Amended and Restated Certificate of Incorporation effected hereby shall be effective immediately upon filing.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 21st day of May, 2013.

REGADO BIOSCIENCES, INC.

By:	/s/ David J. Mazzo
Name:	David J. Mazzo
Title:	President and Chief Executive Officer